Exhibit 99.1

Sea Limited Reports Second Quarter 2025 Results

Singapore, August 12, 2025 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2025.

“The momentum from our strong start to 2025 has continued into the second quarter. All three of our businesses have delivered robust, healthy growth, giving us greater confidence of delivering another great year,” said Forrest Li, Sea’s Chairman and Chief Executive Officer. “Given the high potential of our markets and the stage we are at in our business now, we will continue to prioritize growth, which will pave the way for us to maximize our long-term profitability. At the same time, our company has reached a stage where we can pursue growth opportunities while improving profitability.”

On e-commerce, he said, “After a record-high Q1, Shopee has delivered another record-breaking Q2. GMV grew 25% year-on-year in the first half, and we expect this growth momentum to carry into Q3.” On Brazil, he added, “This quarter, we celebrated Shopee’s 5-year anniversary in Brazil, and I am very proud of what the team has achieved: we have become the market leader by order volume, we continue to grow fast, and we are operating profitably. We remain committed to delivering strong, profitable growth while reinforcing our market leadership across Asia and Brazil.”

On digital financial services, Mr. Li said, “Monee has delivered excellent growth throughout the first half of the year, diversified its loan portfolio across markets and products, and maintained high asset quality through prudent risk management. It is exciting that our credit business is still in the early stages in many of our markets, reinforcing our strong conviction in Monee’s long-term growth and earnings potential.”

On digital entertainment, Mr. Li said, “Garena has delivered a very strong performance in the first half of this year. We believe Free Fire has established itself as an evergreen franchise, both sustaining its user engagement and growing its appeal in more markets globally. We are also committed to trying out new genres and new markets, and testing the boundaries of future game experiences by embracing AI. Given all of this, we are raising our full-year guidance for Garena, and expect bookings to grow more than 30% in 2025, year-on-year.”

Second Quarter 2025 Highlights

◾	Group

○	Total GAAP revenue was US$5.3 billion, up 38.2% year-on-year.
○	Total gross profit was US$2.4 billion, up 52.1% year-on-year.
○	Total net income was US$414.2 million, as compared to total net income of US$79.9 million for the second quarter of 2024.
○	Total adjusted EBITDA[1] was US$829.2 million, as compared to US$448.5 million for the second quarter of 2024.

◾	E-commerce

○	Gross orders totaled 3.3 billion for the quarter, increasing by 28.6% year-on-year.
○	GMV was US$29.8 billion for the quarter, increasing by 28.2% year-on-year.
○	GAAP revenue was US$3.8 billion, up 33.7% year-on-year.
○	GAAP revenue included US$3.3 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 33.6% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 46.2% year-on-year to US$2.6 billion.
●	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 2.9% year-on-year to US$743.0 million.

○	Adjusted EBITDA[1] was US$227.7 million, as compared to US$(9.2) million for the second quarter of 2024.

◾	Digital Financial Services

○	GAAP revenue was US$882.8 million, up 70.0% year-on-year.
○	Adjusted EBITDA[1] was US$255.3 million, up 55.0% year-on-year.
○

Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of June 30, 2025, consumer and SME loans principal outstanding was US$6.9 billion, up 94.0% year-on-year. This consists of US$5.9 billion on-book and US$0.9 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.0%, relatively stable quarter-on-quarter.

◾	Digital Entertainment

○	Bookings[3] were US$661.3 million, up 23.2% year-on-year.
○	GAAP revenue was US$559.1 million, up 28.4% year-on-year.
○	Adjusted EBITDA[1] was US$368.2 million, up 21.6% year-on-year.
○	Adjusted EBITDA represented 55.7% of bookings for the second quarter of 2025, as compared to 56.4% for the second quarter of 2024.
○	Quarterly active users were 664.8 million, up 2.6% year-on-year.
○	Quarterly paying users were 61.8 million, up 17.8% year-on-year. Paying user ratio was 9.3%, as compared to 8.1% for the second quarter of 2024.
○	Average bookings per user were US$0.99, as compared to US$0.83 for the second quarter of 2024.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2024	2025	YOY%
	$	$
Revenue
Service revenue	3,464,276	4,798,913	38.5%
Sales of goods	342,592	460,564	34.4%

	3,806,868	5,259,477	38.2%
Cost of revenue
Cost of service	(1,904,316)	(2,417,660)	27.0%
Cost of goods sold	(317,735)	(432,007)	36.0%

	(2,222,051)	(2,849,667)	28.2%

Gross profit	1,584,817	2,409,810	52.1%

Other operating income	42,563	31,903	(25.0%)
Sales and marketing expenses	(774,768)	(1,009,495)	30.3%
General and administrative expenses	(303,838)	(323,342)	6.4%
Provision for credit losses	(167,415)	(323,729)	93.4%
Research and development expenses	(298,465)	(297,428)	(0.3%)

Total operating expenses	(1,501,923)	(1,922,091)	28.0%

Operating income	82,894	487,719	488.4%
Non-operating income, net	56,414	83,299	47.7%
Income tax expense	(60,612)	(144,056)	137.7%
Share of results of equity investees	1,215	(12,758)	(1,150.0%)

Net income	79,911	414,204	418.3%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.14	0.68	385.7%
Diluted	0.14	0.65	364.3%
Change in deferred revenue of Digital Entertainment	101,258	102,159	0.9%
Adjusted EBITDA for Digital Entertainment (1)	302,800	368,190	21.6%
Adjusted EBITDA for E-commerce (1)	(9,180)	227,694	(2,580.3%)
Adjusted EBITDA for Digital Financial Services (1)	164,678	255,263	55.0%
Adjusted EBITDA for Other Services (1)	(5,958)	(13,766)	131.1%
Unallocated expenses (2)	(3,867)	(8,137)	110.4%

Total adjusted EBITDA (1)	448,473	829,244	84.9%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2025 Compared to Three Months Ended June 30, 2024

Revenue

Our total GAAP revenue increased by 38.2% to US$5.3 billion in the second quarter of 2025 from US$3.8 billion in the second quarter of 2024. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2024	2025	YOY%

	$	$
Service revenue
E-commerce	2,479,830	3,312,155	33.6%
Digital Financial Services	519,338	882,808	70.0%
Digital Entertainment	435,559	559,118	28.4%
Other Services(1)	29,549	44,832	51.7%
Sales of goods	342,592	460,564	34.4%

Total revenue	3,806,868	5,259,477	38.2%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Our e-commerce service GAAP revenue increased by 33.6% to US$3.3 billion in the second quarter of 2025 from US$2.5 billion in the second quarter of 2024, primarily driven by the growth of GMV.

●

Digital Financial Services: Our digital financial services GAAP revenue increased by 70.0% to US$882.8 million in the second quarter of 2025 from US$519.3 million in the second quarter of 2024, primarily driven by the growth of our credit business as our lending activities increased.

●

Digital Entertainment: Our digital entertainment GAAP revenue increased by 28.4% to US$559.1 million in the second quarter of 2025 from US$435.6 million in the second quarter of 2024. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 34.4% to US$460.6 million in the second quarter of 2025 from US$342.6 million in the second quarter of 2024.

Cost of Revenue

Our total cost of revenue was US$2.8 billion in the second quarter of 2025, as compared to US$2.2 billion in the second quarter of 2024. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2024	2025	YOY%

	$	$
Cost of service
E-commerce	1,676,782	2,120,088	26.4%
Digital Financial Services	78,927	115,899	46.8%
Digital Entertainment	139,501	171,922	23.2%
Other Services(1)	9,106	9,751	7.1%
Cost of goods sold	317,735	432,007	36.0%

Total cost of revenue	2,222,051	2,849,667	28.2%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Cost of revenue was US$2.1 billion in the second quarter of 2025, as compared to US$1.7 billion in the second quarter of 2024, primarily driven by an increase in logistics costs as orders volume grew.

●

Digital Financial Services: Cost of revenue was US$115.9 million in the second quarter of 2025, as compared to US$78.9 million in the second quarter of 2024, primarily driven by server and hosting expenses, interest expenses due to the growth in customer deposits under our banking business, and other costs associated with our credit business.

●

Digital Entertainment: Cost of revenue was US$171.9 million in the second quarter of 2025, as compared to US$139.5 million in the second quarter of 2024, primarily from payment channel costs, which was largely in line with the increase in our digital entertainment revenue.

●	Cost of goods sold: Cost of goods sold increased by 36.0% to US$432.0 million in the second quarter of 2025 from US$317.7 million in the second quarter of 2024.

Other Operating Income

Our other operating income was US$31.9 million and US$42.6 million in the second quarter of 2025 and 2024, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 30.3% to US$1.0 billion in the second quarter of 2025 from US$774.8 million in the second quarter of 2024. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2024	2025	YOY%
	$	$
Sales and Marketing Expenses
E-commerce	672,944	803,431	19.4%
Digital Financial Services	54,950	122,554	123.0%
Digital Entertainment	27,069	43,103	59.2%

General and Administrative Expenses

Our general and administrative expenses increased by 6.4% to US$323.3 million in the second quarter of 2025 from US$303.8 million in the second quarter of 2024.

Provision for Credit Losses

Our provision for credit losses increased by 93.4% to US$323.7 million in the second quarter of 2025 from US$167.4 million in the second quarter of 2024.

Research and Development Expenses

Our research and development expenses were US$297.4 million in the second quarter of 2025, as compared to US$298.5 million in the second quarter of 2024, relatively flat year-on-year.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$83.3 million in the second quarter of 2025, as compared to a net non-operating income of US$56.4 million in the second quarter of 2024. The non-operating income in the second quarter of 2025 was primarily due to interest income of US$90.3 million, partially offset by interest expense of US$9.0 million.

Income Tax Expense

We had a net income tax expense of US$144.1 million and US$60.6 million in the second quarter of 2025 and 2024, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$414.2 million in the second quarter of 2025, as compared to net income of US$79.9 million in the second quarter of 2024.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.68 in the second quarter of 2025, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.14 in the second quarter of 2024.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.65 in the second quarter of 2025, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.14 in the second quarter of 2024.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 12, 2025 7:30 PM Singapore / Hong Kong Time on August 12, 2025

Webcast link:	https://events.q4inc.com/attendee/970786029

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and Monee, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. Monee is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	154,851	243,115	275,465	(15,683)	(170,029)	487,719
Net effect of changes in deferred revenue and its related cost	-	-	88,344	-	-	88,344
Depreciation and Amortization	72,843	12,148	4,381	1,917	-	91,289
Share-based compensation	-	-	-	-	161,892	161,892

Adjusted EBITDA	227,694	255,263	368,190	(13,766)	(8,137)	829,244

	For the Three Months ended June 30, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(84,762)	151,261	210,078	(9,003)	(184,680)	82,894
Net effect of changes in deferred revenue and its related cost	-	-	86,546	-	-	86,546
Depreciation and Amortization	75,582	13,417	6,176	3,045	-	98,220
Share-based compensation	-	-	-	-	180,813	180,813

Adjusted EBITDA	(9,180)	164,678	302,800	(5,958)	(3,867)	448,473

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2024	2025
	$	$
Revenue
Service revenue	6,872,415	9,233,450
Sales of goods	668,782	867,127

Total revenue	7,541,197	10,100,577

Cost of revenue
Cost of service	(3,775,347)	(4,648,778)
Cost of goods sold	(627,283)	(805,796)

Total cost of revenue	(4,402,630)	(5,454,574)

Gross profit	3,138,567	4,646,003

Operating income (expenses)
Other operating income	86,540	66,804
Sales and marketing expenses	(1,544,403)	(1,939,194)
General and administrative expenses	(594,692)	(630,531)
Provision for credit losses	(329,182)	(605,673)
Research and development expenses	(602,844)	(593,286)

Total operating expenses	(2,984,581)	(3,701,880)

Operating income	153,986	944,123
Interest income	178,500	179,082
Interest expense	(19,406)	(18,055)
Investment loss, net	(125,352)	(1,237)
Net gain on debt extinguishment	32,009	15,688
Foreign exchange loss	(26,878)	(2,971)

Income before income tax and share of results of equity investees	192,859	1,116,630
Income tax expense	(139,372)	(280,371)
Share of results of equity investees	3,424	(11,230)

Net income	56,911	825,029
Net loss (income) attributable to non-controlling interests	1,290	(16,007)

Net income attributable to Sea Limited’s ordinary shareholders	58,201	809,022

Earnings per share:
Basic	0.10	1.37
Diluted	0.10	1.30

Weighted average shares used in earnings per share computation:
Basic	571,968,378	591,566,401
Diluted	599,898,424	636,229,639

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2024	2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,405,153	2,165,809
Restricted cash	1,655,171	2,075,266
Accounts receivable, net of allowance for credit losses of $5,089 and $13,057, as of December 31, 2024 and June 30, 2025 respectively	306,657	322,357
Prepaid expenses and other assets	1,661,373	1,817,004
Loans receivable, net of allowance for credit losses of $443,555 and $595,102, as of December 31, 2024 and June 30, 2025 respectively	4,052,215	5,589,750
Inventories, net	143,246	169,298
Short-term investments	6,215,423	7,244,913
Amounts due from related parties	418,430	355,937

Total current assets	16,857,668	19,740,334

Non-current assets
Property and equipment, net	1,097,699	1,137,765
Operating lease right-of-use assets, net	1,054,785	1,233,437
Intangible assets, net	27,310	15,315
Long-term investments	2,694,305	2,121,897
Prepaid expenses and other assets	138,839	209,507
Loans receivable, net of allowance for credit losses of $5,780 and $13,833, as of December 31, 2024 and June 30, 2025 respectively	108,594	239,169
Restricted cash	21,261	33,434
Deferred tax assets	517,383	601,921
Goodwill	107,625	107,631

Total non-current assets	5,767,801	5,700,076

Total assets	22,625,469	25,440,410

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2024	2025
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	350,021	359,092
Accrued expenses and other payables	2,380,371	2,420,402
Deposits payable	2,711,693	3,413,955
Escrow payables and advances from customers	2,498,094	2,793,949
Amounts due to related parties	255,896	109,991
Borrowings	130,615	209,420
Operating lease liabilities	300,274	328,085
Convertible notes	1,147,984	1,148,803
Deferred revenue	1,405,785	1,770,249
Income tax payable	115,419	176,217

Total current liabilities	11,296,152	12,730,163

Non-current liabilities
Accrued expenses and other payables	71,678	90,636
Borrowings	249,474	306,933
Operating lease liabilities	803,502	967,781
Deferred revenue	109,895	178,360
Convertible notes	1,478,784	1,231,131
Deferred tax liabilities	408	19,403
Unrecognized tax benefits	138,000	132,100

Total non-current liabilities	2,851,741	2,926,344

Total liabilities	14,147,893	15,656,507

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2024	2025
	$	$
Shareholders’ equity
Class A Ordinary shares	272	274
Class B Ordinary shares	23	23
Additional paid-in capital	16,703,192	17,041,224
Accumulated other comprehensive loss	(193,148)	(35,693)
Statutory reserves	17,260	17,260
Accumulated deficit	(8,155,264)	(7,346,242)

Total Sea Limited shareholders’ equity	8,372,335	9,676,846
Non-controlling interests	105,241	107,057

Total shareholders’ equity	8,477,576	9,783,903

Total liabilities and shareholders’ equity	22,625,469	25,440,410

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2024	2025
	$	$
Net cash generated from operating activities	1,086,362	2,372,666
Net cash used in investing activities	(1,563,708)	(2,632,202)
Net cash generated from financing activities	426,438	328,616
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(117,636)	123,844
Net (decrease) increase in cash, cash equivalents and restricted cash	(168,544)	192,924
Cash, cash equivalents and restricted cash at beginning of the period	4,243,657	4,081,585

Cash, cash equivalents and restricted cash at end of the period	4,075,113	4,274,509

Net cash used in investing activities amounted to US$2,632 million for the six months ended June 30, 2025. This was primarily attributable to increase in loans receivable of our credit business of US$2,044 million, net placement of US$363 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, and purchase of property and equipment of US$216 million to support the existing operations. Net cash generated from financing activities amounted to US$329 million for the six months ended June 30, 2025. This was primarily attributable to an increase in bank deposits of US$445 million as well as net proceeds from other funding sources related to credit business of US$118 million, offset by the cash used in repurchase of convertible notes of US$233 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,771,076	882,808	559,118	46,475	5,259,477
Less(2)
Cost of revenue	(2,550,913)	(115,899)	(171,922)	-
Sales and marketing expenses	(803,431)	(122,554)	(43,103)	-
Provision for credit losses	-	(315,610)	-	-
Other operating expenses(3)	(261,881)	(85,630)	(68,628)	(62,158)

Operating segment income (loss)	154,851	243,115	275,465	(15,683)	657,748

Unallocated expenses(4)					(170,029)

Operating income					487,719
Non-operating income, net					83,299
Income tax expense					(144,056)
Share of results of equity investees					(12,758)

Net income					414,204

	For the Three Months ended June 30, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	2,821,269	519,338	435,559	30,702	3,806,868
Less(2)
Cost of revenue	(1,993,767)	(78,927)	(139,501)	-
Sales and marketing expenses	(672,944)	(54,950)	(27,069)	-
Provision for credit losses	-	(167,212)	-	-
Other operating expenses(3)	(239,320)	(66,988)	(58,911)	(39,705)

Operating segment (loss) income	(84,762)	151,261	210,078	(9,003)	267,574

Unallocated expenses(4)					(184,680)

Operating income					82,894
Non-operating income, net					56,414
Income tax expense					(60,612)
Share of results of equity investees					1,215

Net income					79,911

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.